Oluwaseun O. Ajayi, Esquire
					P.O. Box 100203
				  Arlington, VA 22210
					202-682-1661
				o.o.ajayi@outlook.com




				September 29, 2015


Mid-Hudson Region Rural Broadband Company, Inc.
1050 Connecticut Avenue, N.W.
10th Floor
Washington, D.C.  20036


			Re: JOBS Act/ Regulation A, as amended


				Company: Mid-Hudson Region

			  Rural Broadband Company, Inc.


			Form 1-A - Second Amended Version


				SEC File No.: 024-10459











Dear Sir or Madam:



At your request, I have examined the the online Form 1-A of Mid-Hudson Region
 Rural Broadband Company, Inc., a New York corporation (the "Company"), together with the documents and exhibits which accompany this letter, to be uploaded on EDGAR on September 30, 2015, in connection with the qualification and offering of up to $20,000,000.00 aggregate principal amount of 200,000 shares of common stock (the "securities") offered by the Company.


The securities will be purchased and sold pursuant to a Share Purchase
 (the "Investor Agreement") and a Form of Shares Purchase Agreement (the "SP Agreement") in the forms set forth as exhibits to the Second Amended Form 1-A. and to be entered into between the Company and each purchaser of the securities ("Purchasers").



In rendering this opinion, I have examined such records and documents as I have deemed necessary in order to render the opinion set forth herein, including the following:










(1)		The Articles of Incorporation of the Company, filed as an exhibit to the Form 1-A upload;


			Mid-Hudson Region Rural Broadband Company, Inc.



				Oluwaseun O. Ajayi, Esquire
					P.O. Box 100203
				  Arlington, VA 22210
					202-682-1661
				o.o.ajayi@outlook.com


(2)		The Bylaws of the Company, also uploaded with Form 1-A;

(3)		The Second Amended Offering Statement, the Second Amended Offering
 Circular, and the exhibits filed as a part thereof or incorporated therein by reference, as amended;

(4)		Letters of the United States Securities and Exchange Commission
 ("SEC"), requesting further information, dated July 24, 2015, and August 25, 2015;

(5)		The Company's responses to the SEC letters;

(6)		A Certificate of Incorporation issued by the Secretary of State of the
 State of New York, dated October 1, 2013, stating that the Company is qualified to do business and in good standing in accordance with the laws of the State of New York, along with the Company's 2015 Annual Registration with the Secretary of State of the State of New York confirming that the Company remains in good standing.


In reviewing documents for this opinion, I have assumed and express no opinion as to the authenticity and completeness of all documents submitted to me, including the conformity of all copies to the originals, and the legal capacity of all persons or entities executing the documents.


Additionally, in rendering the opinions set forth below, I have assumed that:

(i) each purchaser of the securities has the legal capacity or power, corporate or other, to enter into and perform all such obligations under the Share Purchase Agreement;

(ii) any and all representations of the Company are correct as to questions of fact;

(iii) unless otherwise exempt, the securities will be properly qualified in each State in which the securities are to be offered or sold in accordance with the laws and regulations of those states, and;

 			Mid-Hudson Region Rural Broadband Company, Inc.



				Oluwaseun O. Ajayi, Esquire
					P.O. Box 100203
				  Arlington, VA 22210
					202-682-1661
				o.o.ajayi@outlook.com


(iv) the public offer or sale of the securities shall be exempt under Section 3(b) of the Securities Act of 1933 from the registration requirements of the Securities Act.


This opinion is qualified by, and is subject to, and I render no opinion with respect to, the following limitations and exceptions to the enforceability of the securities:


	(a)	the effect of the laws of bankruptcy, insolvency, reorganization,
	arrangement, moratorium, fraudulent conveyance, and other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors;

	(b)	the effect of general principles of equity and similar principles,
	including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, public policy, and unconscionability, and the possible unavailability of specific performance, injunctive relief, or other equitable remedies, regardless of whether in a proceeding in equity or at law;

	(c)	the effect of laws relating to banking, usury, or permissible rates of
	interest for loans, forbearances or the use of money;

	(d)	the effect of provisions relating to indemnification, exculpation, or
	contribution, to the extent such provisions may be held unenforceable as
	contrary to federal or state securities laws, and;

	(e)	the financial condition of the Company.


I render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America and of the State of New York, and, solely with respect to whether the securities are the valid and binding obligations of the Company, and the existing laws of the State of New York without regard to principles or laws regarding choice of law or conflict of laws.


			Mid-Hudson Region Rural Broadband Company, Inc.



				Oluwaseun O. Ajayi, Esquire
					P.O. Box 100203
				  Arlington, VA 22210
					202-682-1661
				o.o.ajayi@outlook.com


This opinion is limited to laws, including rules and regulations, in effect on the date of effectiveness of electronic Form 1-A, as well as the documents that are uploaded by the Company in support of such upload as of the date of this letter.


I am basing this opinion on my understanding that, prior to issuing any securities, the Company will advise me in writing of the terms thereof and other information material thereto, and will file such supplement or amendment to this opinion, if any, as I may reasonably consider necessary or appropriate with respect to such securities.


I, also, assume that the Company will timely file any and all supplements or amendments to Form 1-A, and exhibits as are necessary to comply with applicable laws in effect from time to time; however, I undertake no responsibility to monitor the Company's future compliance with applicable laws, rules, or regulations of the SEC or other governmental body.


Based upon the foregoing, I am  of the following opinion that:


	(1)	the Company is a corporation validly existing, and in good standing,
	under the laws of the State of  New York;

	(2)	the Company has the power to create the obligation covered by the the
	uploaded Form 1-A, and the Second Amended Offering Statement the Second
	Amended Offering Circular, and the exhibits to the upload that accompanies
	this letter,  and has taken the required steps to authorize entering into
	the obligation covered by Form 1-A and the said documents and exhibits
	that accompany this letter;

	(3)	the securities have been duly authorized by the Company; and

	(4)	the securities, when paid for by and delivered to the Purchasers in
	accordance with the terms of the Shares Purchase Agreement, will be
	valid, binding obligations of the Company in accordance with the terms
	therein.


			Mid-Hudson Region Rural Broadband Company, Inc.



				Oluwaseun O. Ajayi, Esquire
					P.O. Box 100203
				  Arlington, VA 22210
					202-682-1661
				o.o.ajayi@outlook.com


This opinion is intended solely for use in connection with the issuance and sale of the securities subject to the Form 1-A and the documents and exhibits uploaded with this letter, and is not to be relied upon for any other purpose.

This opinion is based on facts and law existing as of the first date written above and rendered as of such date.

Specifically, and without implied limitation, I assume no obligation to advise the Company of any fact, circumstance, event, or change in the law subsequent to the date of effectiveness of the Form 1-A and the documents and exhibits that are uploaded with this letter. Further, I assume no obligation for compliance with any continuing disclosure requirements that may be applicable, or of any facts that may thereafter be brought to my attention, whether or not such occurrence would affect or modify any of the opinions expressed herein.

I consent to the use of this opinion as an exhibit to the Amended Form 1-A, and the documents and exhibits thereto, and to all references to me, if any, in the said Form or documents or exhibits constituting a part thereof, and any amendments thereto that were uploaded with this letter.








												Sincerely yours,

												Oluwaseun O. Ajayi, Esquire

												Digital signature

												Oluwaseun O. Ajayi



Oluwaseun O. Ajayi, Esq.
P.O. Box 100203, Arlington, VA 22210| 202-682-1661| o.o.ajayi@outlook.com



			Mid-Hudson Region Rural Broadband Company, Inc.